

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 4, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GigCapital3, Inc., under the Exchange Act of 1934.

- Units, each consisting of one share of Common Stock and three-fourths of one Redeemable Warrant to purchase one share of Common Stock

- Common Stock, par value $0.0001 per share

- Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share

Sincerely,